SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 18, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated October 18, 2005, announcing Groupe Danone’s transactions in the fresh dairy product business in Egypt and in the biscuit business in Algeria.

Paris, October 18th 2005

Groupe DANONE strengthens positions in North Africa and the Middle East by entering fresh dairy product market in Egypt and biscuit market in Algeria.

Groupe DANONE is strengthening its positions in North Africa and the Middle East through the acquisition of a fresh dairy-product business in Egypt and the signature of a partnership agreement in Tunisia for the development of biscuit business in Algeria.

In Egypt, Groupe DANONE is buying Olait, a maker of plain and fruit-flavored yogurts and dairy desserts. Created in 2003, the company owns a production plant near Cairo with an annual capacity of nearly 25,000 tons and backed up by a distribution fleet. Its products are to be marketed under the Danone mark.

The Egyptian market for fresh dairy products represents some 110,000 tons in 2004. Prospects are very promising given average per-capita consumption of only 1.5 kg a year compared with 23 kg in Western Europe.

Groupe DANONE has also signed a new agreement with Tunisian company Sotubi, its partner since 1998, for the development of biscuit business in Algeria.

Groupe DANONE and its Tunisian partners in Sotubi are setting up a joint venture in Algeria with respective equity interests of 51% and 49%. Groupe DANONE will be responsible for operational management, bringing the benefit of its know-how in marketing and technology, while Sotubi will contribute its knowledge of market and distribution channels. The new company will be investing in the construction of a new plant in Alger within a few months.

This agreement for expansion into the Algerian market is associated in Tunisia with a rise in Groupe DANONE’s interest in Sotubi from 20 to 49%. Sotubi is the leading biscuit maker in Tunisia with over 60% of the domestic market.

These transactions will further strengthen Groupe DANONE’s presence in North Africa and the Middle East, where it generates annual sales totaling over EUR 1 billion through shares in companies enjoying strong leadership positions on local markets:

•	Morocco (partnerships with ONA : Centrale laitière, Sotherma and Bimo): no. 1 in fresh dairy products, no. 2 in bottled water, and no. 1 in biscuits

•	Algeria (partnership with Djurdjura): no. 1 in fresh dairy products

•	Tunisia (partnerships with STIAL and Sotubi): no. 1 in fresh dairy products, no. 1 in biscuits

•	Saudi Arabia (partnership with Al Safi): no. 1 in fresh dairy products (1)

•	Israel (partnership with Strauss): no. 1 in fresh dairy products

•	Turkey: no. 1 in fresh dairy products, no. 1 in packaged water

(1)	Following the signature of an agreement entrusting Groupe DANONE with the management of Al Safi Danone, its financial statements have been fully consolidated since July 1st, 2005.

For further information :

Corporate Communication : 33 1 44 35 20 75 - Investors Communication : 33 1 44 35 20 76

Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 - Fax 33 1 45 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: October 18, 2005	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer